UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 1)

CNinsure Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G2352K 108**

(CUSIP Number)

August 4, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 20 ordinary shares. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2352K 108	Page of 2 of 7 Pages

1	Name of Reporting Person Qiuping Lai
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 218,659,360[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 218,659,360
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 218,659,360 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 18.7%[2]
12	Type of Reporting Person IN

[1]	Includes (i) 2,613,978 American depositary shares (representing 52,279,560 ordinary shares), 80,132,620 ordinary shares and 5,400,000 Ordinary Shares issuable upon exercise of options within 60 days after the date hereof held by Crown Charm Limited, which is 100% owned by Mr. Qiuping Lai (“Mr. Lai”); and (ii) 4,042,359 American depositary shares (representing 80,847,180 ordinary shares) beneficially owned by Guangzhou Huajie Insurance Agency Co., Ltd., which is 100% owned by Mr. Lai.
[2]	Based on 1,162,769,526 ordinary shares outstanding as of August 4, 2016 according to the issuer’s internal record.

CUSIP No. G2352K 108	Page of 3 of 7 Pages

1	Name of Reporting Person Crown Charm Limited
2	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong Special Administrative Region of the People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 137,812,180[1] ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 137,812,180 ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 137,812,180 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 11.8%[2]
12	Type of Reporting Person CO

[1]	Includes 2,613,978 American depositary shares (representing 52,279,560 ordinary shares), 80,132,620 ordinary shares and 5,400,000 Ordinary Shares issuable upon exercise of options within 60 days after the date hereof.
2	Based on 1,162,769,526 Ordinary Shares outstanding as of August 4, 2016 according to the issuer’s internal record.

CUSIP No. G2352K 108	Page of 4 of 7 Pages

1	Name of Reporting Person Guangzhou Huajie Insurance Agency Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 80,847,180 [1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 80,847,180
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 80,847,180 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 7.0%[2]
12	Type of Reporting Person CO

[1]	Includes 4,042,359 American depositary shares (representing 80,847,180 ordinary shares) beneficially owned by Huajie.
[2]	Based on 1,162,769,526 ordinary shares outstanding as of August 4, 2016 according to the issuer’s internal record.

CUSIP No. G2352K 108	Page of 5 of 7 Pages

Item 1(a).	Name of Issuer:

CNinsure Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

Item 2(a).	Name of Person Filing:

Qiuping Lai

Crown Charm Limited

Guangzhou Huajie Insurance Agency Co., Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Qiuping Lai

Crown Charm Limited

Guangzhou Huajie Insurance Agency Co., Ltd.

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

Item 2(c)	Citizenship:

Qiuping Lai – People’s Republic of China

Crown Charm Limited - Hong Kong Special Administrative Region of the People’s Republic of China

Guangzhou Huajie Insurance Co., Ltd. - People’s Republic of China

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

G2352K 108

Item 3.	Not Applicable

CUSIP No. G2352K 108	Page of 6 of 7 Pages

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of August 4, 2016:

			Number of shares as to which such person has:
Reporting Person	Amount beneficially owned:	Percent of class(2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Qiuping Lai(1)	218,659,360	18.7%	218,659,360	0	218,659,360	0
Crown Charm Limited(1)	137,812,180	11.8%	137,812,180	0	137,812,180	0
Guangzhou Huajie Insurance Agency Co., Ltd.	80,847,180	7.0%	80,847,180	0	80,847,180	0

(1)	The 218,659,360 ordinary shares of the Issuer beneficially owned by Qiuping Lai (“Mr. Lai”) consist of (i) 2,613,978 American depositary shares (representing 52,279,560 ordinary shares), 80,132,620 ordinary shares and 5,400,000 Ordinary Shares issuable upon exercise of options within 60 days after the date hereof held by Crown Charm Limited, which is 100% owned by Mr. Lai; and (ii) 4,042,359 American depositary shares (representing 80,847,180 ordinary shares) beneficially owned by Guangzhou Huajie Insurance Agency Co., Ltd., which is 100% owned by Mr. Lai.

(2)	Based on a total of 1,162,769,526 outstanding ordinary shares of the Issuer as of August 4, 2016.

Item 5.	Ownership of Five Percent or less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of The Group:

Not applicable

CUSIP No. G2352K 108	Page of 7 of 7 Pages

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2016

Qiuping Lai	/s/ Qiuping Lai
Qiuping Lai

Crown Charm Limited	By:	/s/ Qiuping Lai
	Name:	Qiuping Lai
	Title:	Director

Guangzhou Huajie Insurance Agency Co., Ltd.	By:	/s/ Qiuping Lai
	Name:	Qiuping Lai
	Title:	Director

[Signature Page to Schedule 13G - CNinsure]

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement